

January 18, 2012

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
1901 North Roselle Road, Suite 800
Schaumburg, IL 60195

> **Re:** **Global Brass and Copper Holdings, Inc.**
> **Amendment No.1 Registration Statement on Form S-1**
> **Filed January 6, 2012**
> **File No. 333-177594**

Dear Mr. Hamilton:

We have reviewed your registration statement and have the following comments.

Prospectus Cover Page

1. We note your response and revised disclosure in response to comment six in our letter dated November 22, 2011. Please disclose here and in the Underwriting section of the prospectus that Halkos <u>is</u> an underwriter with respect to the securities you are registering for resale on its behalf.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Critical Accounting Policies and Estimates, page 97

Profits Interest Award, page 99

2. We note your response to comment 30 in our letter dated November 22, 2011. Please provide the following:

   - You disclosed that the outstanding Class C and Class D shares were converted to Class B shares at fair market value. Please disclose the fair value for all classes of shares involved in the transaction;
   - Please disclose the consideration received for the conversion of the Class C and Class D shares, including but not limited to the amount of shares converted and amount of shares received as a result of the conversion. Please also disclose the conversion ratio used for both Class C and Class D shares; and

- You disclosed that the conversion was in effect a liability to liability modification and therefore no compensation expense was recorded at the date of conversion. Please tell us how you determined that the Class B shares are liability awards as we see no disclosure of such classification in your disclosures.

Business, page 105

Our Competitive Strengths, page 108

3. We note that in response to comment 31 in our letter dated November 22, 2011 you have revised your disclosure here and on page 4 to state that "laboratory tests commissioned by the Company show Eco Brass® also offers superior corrosion resistance." It is not clear, however, to whom you attribute these statements. To the extent that the disclosure is attributable to the preparer of the report you commissioned for use in the prospectus, please file the third party's consent as an exhibit to the registration statement in accordance with Rule 436 of Regulation C. Please advise.

Compensation Discussion and Analysis, page 136

Summary Compensation Table, page 145

4. We note your response to comment 38 in our letter dated November 22, 2011. Without additional analysis, we are not able to evaluate your conclusion that the profit interest shares do not constitute "stock awards" or "option awards" for purposes of Item 402 of Regulation S-K. Please advise.

5. We note your response to comment 39 in our letter dated November 22, 2011; however, it is not clear why Mr. Denner's bonus bank would not constitute "earned compensation" for year 2010 and/or 2011. Please explain.

6. We note the disclosure in footnote (4). Please correct any typographical errors with respect to the amounts noted, otherwise, please clarify how Mr. Becker's $300,000 annual cash bonus was paid out.

Certain Relationships and Related Party Transactions, page 160

7. Please identify the executive officers who will receive a portion of the offering proceeds, and explain how and who will determine the amounts paid to each executive.

Shares Eligible for Future Sale, page 172

Registration Rights, page 173

8. We note your response to comment 43 in our letter dated November 22, 2011. As previously requested, please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Please revise your disclosure under the caption "registration rights," accordingly. Refer to FASB ASC 825-20-50-1.

Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

9. Since the registration statement covers the resale of shares which are currently outstanding, please have counsel revise its opinion to state that the shares are validly issued, fully paid and nonassessable. For guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No.19 (October 14, 2011).

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Lawrence G. Wee, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP